345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

Via Edgar

October 20, 2021

Mr. Ruairi Regan

Ms. Pam Howell

Division of Corporation Finance

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roth CH Acquisition III Co. Preliminary Proxy Statement on Schedule 14A Filed August 11, 2021 File No. 001-40147

Dear Mr. Regan and Ms. Howell:

On behalf of our client, Roth CH Acquisition III Co., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated September 7, 2021 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to BCP QualTek HoldCo, LLC, a Delaware limited liability company, and BCP QualTek, LLC, a Delaware limited liability company (collectively, “QualTek”), or matters arising from QualTek’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from QualTek or its counsel, Kirkland & Ellis, LLP, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

October 20, 2021 Page 2

Preliminary Proxy Statement on Schedule 14A

General

1.             Please provide your analysis why the proposed issuance of ROCR common stock as consideration for the business combination does not require registration under the Securities Act 1933.

Response: Pursuant to the Staff’s request, the Company respectfully advises the Staff that the issuance of the ROCR Common Stock as consideration in connection with the Business Combination qualifies as a private placement, exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof. The SEC generally considers four factors when determining whether an offering is a public offering: (1) the number of offerees; (2) sophistication of the offerees; (3) relationship between the issuer and the offerees; and (4) size and manner of the offering. See SEC Release No. 33-285 (January 24, 1935).

(1) Number of offerees. Shares of ROCR Common Stock are only being offered as part of the consideration for the Business Combination to six sellers (the “Sellers”).

(2) Sophistication of the offerees. The Sellers are “accredited investors” within the meaning of Rule 501(a) under the Securities Act and are knowledgeable, sophisticated and experienced in making, and are qualified to make, decisions with respect to investments in shares presenting an investment decision like that involved in the acquisition of the shares of ROCR Common Stock being offered as part of the consideration for the Business Combination, and have requested, received, reviewed and considered all information they deem relevant in making an informed decision to acquire such shares.

(3) Relationship between the issuer and the offerees. Because the Company is a blank check company, the post-Business Combination operations of the Company will be the current operations of Qualtek. The Sellers currently own securities of Qualtek, which affords them access to disclosure of more information than a registration statement would provide.

(4) Size and manner of the offering. The Sellers are participating in the issuance of the ROCR Common Stock pursuant to the Business Combination Agreement as a result of confidential negotiations between the Company, Qualtek and the Sellers.

For the reasons stated above, the issuance of the ROCR Common Stock as consideration for the Business Combination is exempt from registration under the Securities Act pursuant to Section 4(a)(2).

October 20, 2021 Page 3

Letter to Stockholders, page i

2.             When discussing the business combination, please quantify the "portion of the merger consideration" allocated to each step of the business combination and the capital contribution from ROCR.

Response: Changes in response to the Staff’s comment have been reflected in the Letter to Stockholders and in the Amended Proxy Statement on pages 20 and 109.

3.             The first letter to stockholders states that the sponsor owns 20% of ROCR's issued and outstanding common stock. The second letter to stockholders reflects ownership of such shares of 18.94%. The beneficial ownership table reflects the sponsor shares in the ownership of Byron and Gordon Roth, which own 7% and 4.6% respectively in the beneficial ownership table on page 204. Please reconcile and revise throughout.

Response: Changes in response to the Staff’s comment have been reflected in the letters to stockholders to note that the Initial Stockholders own an aggregate amount of 22.2% of the issued and outstanding shares of ROCR Common Stock.

Questions and Answers About the Proposals, page 4

4.             You state in the second question on page 14 that "Broker non-votes will count as a vote “AGAINST” all of the Proposals, except for the Directors Proposal (Proposal 5)." However, in the next question you state that "Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals." Please reconcile.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 16.

5.             When discussing the vote required for approval of each proposal, please disclose the percent of shares outstanding held by the individuals that have agreed to vote in favor of each proposal.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 129, 132, 138, 140, 143, 149 and 153.

Summary of the Proxy Statement, page 17

6.             Please include in the discussion of the business combination proposal the total consideration to be paid and how the consideration will be allocated to the holders of QualTek. Similarly revise the discussion of the Business Combination Agreement discussion beginning on page 94. Clearly disclose the consideration to be received, rather than referring to equity interests being converted into the right to receive a portion of the merger consideration. Please also disclose the amount of the capital contribution from ROCR.

Response: Changes in response to the Staff’s comment have been reflected in Amended Proxy Statement on pages 20 and 109.

October 20, 2021 Page 4

7.             Please revise the diagrams on page 20 to include the percentages of ownership. In addition, please consider adding diagrams to show the steps to complete the business combination, as discussed in the letter to stockholders and elsewhere.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 22-23.

8.             We note in the Buyer Voting and Support Agreement certain ROCR common stockholders agreed to approve the business combination agreement. Please quantify the amount and percent of the vote held by these stockholders.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 8.

9.             Please revise the disclosure regarding the Interests of ROCR's Directors and Officers and Others in the Business Combination beginning on page 28 to clearly disclose the amount of such interests. For example, clearly state the estimated amount to be reimbursed for out of pocket expenses. In addition, clearly disclose all interests, such as any loans from the officers, directors and/or sponsor, and any officers or directors that will continue with the company in any capacity post-business combination.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 31-32.

10.           Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 31.

11.           Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 32.

12.           Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

October 20, 2021 Page 5

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 32.

13.           Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 33.

14.           Please explain how the merger consideration is calculated including the equity value. Provide example of such calculation.

Response: Changes in response to the Staff's comment have been reflected in the Amended Proxy Statement on pages 20 and 109.

15.           Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to conversion price of the pre-PIPE convertible note offering contemplated at the time of the business combination. Disclose if your sponsor, directors, officers or their affiliates will participate in the private placement. In addition, please revise to disclose the potential impact of these securities and the PIPE securities, on non-redeeming shareholders.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 26-27.

Risks Related to ROCR and the Business Combination, page 46

16.           Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 56-57.

17.           Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis for redemption scenarios, including any needed assumptions.

October 20, 2021 Page 6

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 61-62.

18.           It appears that 3.5% marketing fee payable to Roth and Craig-Hallum remains constant and is not adjusted based on redemptions. Revise your disclosure to disclose the effective fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 123.

Cautionary Note Regarding Forward Looking Statements, page 63

19.           We note your reliance upon the safe harbor for forward-looking statement contained in the Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your merger is unsettled (due in part to no definitive case law regarding its application), please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be available.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 75.

Special Meeting of ROCR Stockholders, page 65

20.           Please reconcile the following two sentences from page 66. "Abstentions will be counted in connection with the determination of whether a valid quorum is established and will have the same effect as a vote “AGAINST” the Proposals. A failure to vote by proxy or to vote in person or an abstention [emphasis added] from voting with regard to the Proposals will have the same effect as a vote “AGAINST” the Charter Amendment Proposal and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposal, the Nasdaq Proposal, the Directors Proposal, the Management Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal."

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 77.

Background of the Business Combination, page 82

21.           Please revise the disclosure in this section to provide a description of how Qualtek was identified and by whom, and how the negotiations were started and by whom.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 96-97.

October 20, 2021 Page 7

22.           We note the risk factor disclosure on page 35 that you derive a significant portion of your revenues from a few customers, that many of your contracts do not obligate your customers to undertake any infrastructure projects or other work with you, and that most of your contracts can be cancelled on short or no advance notice. In light of this, please disclose any discussions with Qualtek about the potential loss of clients in the near future or other events that may materially affect the target’s prospects or its financial projections for future performance of the business.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 102.

23.           Please disclose any discussions about the need to obtain additional financing for the combined company through a PIPE transaction (including the pre PIPE), and the negotiation/marketing processes, such as who selected the potential PIPE investors, what relationships did the PIPE investors have to ROCR, the sponsor, Qualtek and its affiliates, and the placement agent, and how were the terms of the PIPE transactions determined. In addition, please disclose whether there were any valuations or other material information about the ROCR, Qualtek, or the de-SPAC transaction provided to potential PIPE investors that have not been disclosed publicly.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 98.

24.           We note management’s prior involvement with two prior SPACS, Roth CH I and Roth CH II. Please provide balanced disclosure about this prior involvement and the outcomes of the prior transactions.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 165-166.

25.           Please disclose the negotiation of any contingent payments to be received by Qualtek shareholders.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 98-99.

26.           We note ROCR hired a company that provided financial advisory services. Please clearly describe the role of the financial advisor in the business combination, the level of diligence the financial advisor performed in connection with the transaction, and the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 100-101.

October 20, 2021 Page 8

The Board of Directors' Reasons for the Approval of the Business Combination, page 87

27.           Please clarify whether and how the Board took into account the consideration being paid in this transaction in recommending the transaction, and if not, why not.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 101.

The Business Combination Agreement, page 95

28.           Please clearly calculate and disclose the consideration to be received in the business combination. For instance, clarify the reference in calculating the blocker owner consideration to "the number of shares of Class A Common Stock equal to the merger consideration."

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 109.

Interests of ROCR's Directors and Officers and Others in the Business Combination, page 107

29.           We note that Roth and Craig-Hallum performed additional services after the IPO and the marketing fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Roth and Craig-Hallum that are contingent on completion of the business combination.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 121-122.

Certain U.S. Federal Income Tax Considerations to Holders of ROCR Common Stock Exercising Redemption Rights, page 108

30.           We note that you have limited the discussion of federal income tax considerations to holders of ROCR common stock exercising redemption rights. Please revise to also discuss the tax considerations for non-redeeming holders of ROCR.

Response: The Company respectfully advises the Staff that U.S. holders of ROCR Common Stock who do not exercise their redemption rights will not be selling, exchanging, or otherwise transferring their ROCR Common Stock in connection with the Business Combination and will thus continue to hold their ROCR Common Stock. Accordingly, such U.S. holders will not recognize any gain or loss for U.S. federal income tax purposes, and therefore, as there is no federal income tax consideration for such non-redeeming holders, we have not included any discussion thereof in the Amended Proxy Statement.

October 20, 2021 Page 9

Conflicts of Interest , page 146

31.           Please address whether the conflicts of interest with your officers and directors impacted your search for an acquisition target.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 165.

Information about Qualtek, page 153

32.           We note your disclosure that you have an estimated $1.7 billion in backlog over two years. Please clarify and expand your disclosures to include the following:

•	Clarify whether you view backlog as a significant metric. If so, please provide the following:

o            a clear definition of the metric and how it is calculated;

o            a statement indicating the reasons why the metric provides useful information to investors, and;

o            a statement indicating how management uses the metric in managing or monitoring the performance of the business.

•	Disclose how much of the backlog is based on committed versus uncommitted work given your disclosure that the majority of your backlog is based on estimated work from master service agreements which do not require your customers to purchase a minimum amount of services and are cancelable on short notice as disclosed on page 36; and

•	Disclose how much of your backlog relates to contracts from your Telecommunications reportable segment versus your Renewables & Recovery Logistics reportable segment

Response: We advise the Staff that while management does use backlog as a metric to monitor and run the business for internal estimating and forecasting purposes, we do not view backlog as a significant key management metric because the variability in nature and amount of customer spend can cause substantial volatility from period to period. Contract revenue estimates reflected in our backlog can be subject to change due to a number of factors, including contract cancellations or changes in the amount of work we expect to be performed. In addition, contract values reflected in our backlog may be realized as revenue in different periods from those previously reported due to these factors as well as project accelerations or delays due to various reasons, including, but not limited to, changes in customer spending priorities, scheduling changes, commercial issues, such as permitting, engineering revisions, job site conditions and adverse weather. As a result, our backlog as of any particular date is an uncertain estimate of the amount of, and timing of, future revenues and earnings. Management uses backlog as a metric to monitor and run the business for internal estimating and forecasting purposes. Refer to the risk factor noted on page 42 of the Amended Proxy Statement for further discussion on QualTek’s backlog. The Company respectfully submits to the Staff that it has added disclosures on pages 176 and 181 of the Amended Proxy Statement to display backlog by each reportable segment, as well as to disclose how much of the backlog is based on committed versus uncommitted work.

October 20, 2021 Page 10

Compensation of Executive Officers and Directors of Qualtek, page 167

33.           Please revise the disclosure of the compensation of the officers and directors post-business combination to clearly disclose the material terms, once known. Please disclose the expected material terms of the employment agreements to be entered into with the named executive officers.

Response: The Company respectfully submits to the Staff that it will add additional disclosures around compensation of the officers and directors post-business combination in a subsequent amendment to the Proxy Statement prior to the Proxy Statement being mailed to shareholders or declared effective.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Qualtek

Results of Operations, page 178

34.           Please quantify the impact of each factor you identify as materially contributing to the changes in your revenue and cost of revenues for the three months ended April 3, 2021 and April 4, 2020. Please refer to Items 303(b)(2) of Regulation S-K.

Response: In response to the Staff's comment, the Company has added disclosures to discuss the impact of each factor identified as materially contributing to changes in revenue and cost of revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QualTek - Comparison of the Six Months Ended July 3, 2021 and July 4, 2020” on pages 201-202 of the Amended Proxy Statement.

Liquidity and Capital Resources, page 183

35.           Please revise to address the Tax Receivable Agreement, including estimated annual payments and how you intend to fund the required payments under the agreement. Please also disclose the likely impact on your liquidity from any known trends, events or uncertainties related to the Tax Receivable Agreement payments.

October 20, 2021 Page 11

Response: We respectfully advise the Staff that the timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on numerous uncertain factors outside of our control referenced in the disclosure, including the amount of redemptions of QualTek Common Units undertaken in a particular year, the trading price of the Class A Common Stock at the time of such redemptions, future tax rates and laws, and the amount of taxable income generated by the Combined Company each year. As a result, any estimate of an annual payment would not be meaningful. In order to fund required payments under the Tax Receivable Agreement, to the extent QualTek has available cash and subject to the terms of any current or future debt or other agreements, QualTek is obligated to make pro rata tax distributions to holders of QualTek Common Units calculated at certain assumed rates in an amount sufficient to allow ROCR to pay its taxes and to make payments under the Tax Receivable Agreement. In addition, to the extent ROCR is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. The Company has revised the Amended Proxy Statement to discuss the uncertainty of these payments, how the Company intends to fund the required payments and the likely impact on liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QualTek—Liquidity and Capital Resources” on pages 203-204 of the Amended Proxy Statement.

Critical Accounting Policies and Estimates

Impairment of Goodwill and Long-lived Assets, page 184

36.           We note that as of December 31, 2020 and 2019, you recorded goodwill impairment charges of $28.8 million and $13.3 million in 2020 and 2019, respectively for two of your reporting units in your Telecom segment. In order for investors to be able to assess the probability of future goodwill impairment, please disclose, if accurate, that the estimated fair values of the reporting units you quantitatively tested for impairment substantially exceeded their carrying values. For any reporting unit whose estimated fair value did not substantially exceed its carrying value, please provide the following additional disclosures:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. If your reporting unit is not at risk of failing the quantitative impairment test, please disclose that the fair value of your reporting unit is substantially in excess of carrying value and not at risk of failing.

Please refer to Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 34-48960.

October 20, 2021 Page 12

Response: In response to the Staff's comment, the Company has revised the Amended Proxy Statement to disclose that three reporting units were subject to impairment testing during the reporting periods. Additional disclosures were also added for the reporting unit that was not impaired during the periods presented indicating that the estimated fair value substantially exceeded its carrying value during each reporting period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of QualTek—Critical Accounting Policies and Estimates - Impairment of Goodwill and Long-Lived Assets” on pages 206-207 of the Amended Proxy Statement.

Management of the Combined Company After the Initial Business Combination, page 189

37.           We note that Mr. Doran is included in the executive compensation disclosures beginning on page 167 and is described as a named executive officer. Please revise this section to include the information required by Item 401 of Regulation S-K for Mr. Doran.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 184. Mr. Doran is currently an executive officer of QualTek but will cease being an executive officer following consummation of the Business Combination.

Security Ownership of Certain Beneficial Owners and Management of ROCR and the Combined Company, page 203

38.           Please disclose the control person(s) for each entity listed in the table.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 225.

Certain Relationships and Related Party Transactions, page 206

39.           Please disclose whether any related party loans have been made to ROCR.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 227.

40.           Please identify the majority member with whom Qualtek entered into an advisory services agreement.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 229.

October 20, 2021 Page 13

Note 1. Nature of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-41

41.           While we note your disclosure that portions of the contracts include one or multiple performance obligations, it is not ultimately clear how the Company views the multiple types of services in its standard type contracts. For example we note that you have various types of services including, engineering, construction, project management, site management, aerial and underground construction. In order to better understand the nature of the services transferred in your arrangements and the resulting number of performance obligations in your typical arrangements please further clarify whether your typical arrangements result in one performance obligation or multiple performance obligations. To the extent you have arrangements that result in multiple performance obligations, please further describe the basis for which the Company allocates the transaction price among the various performance obligations. Refer to ASC 606-10-50- 12 and 606-10-50-17.

Response: We respectfully advise the Staff that we follow the guidance within ASC 606-10-25-19 through 25 when performing our assessment of performance obligations within our contracts to determine which goods and services are distinct.

For QualTek’s projects recognized under the input method (which include engineering, construction, project management, site management, aerial and ground construction), QualTek identified two promised goods and services in the contract: (a) delivery of materials and (b) installation and construction services. QualTek determined that the materials and the construction services each meet the criterion in paragraph 606-10-25-19(a) in its assessment of whether each promised good or service is distinct. QualTek’s customers can benefit from the materials either by installing the material on their own, reselling the material for an amount greater than scrap value, or hiring alternative providers to install the materials. In QualTek's historical experience, its customers have occasionally accepted delivery of the contracted materials and subsequently used a separate vendor to provide construction or installation services. QualTek’s customers can also benefit from the construction services in connection with the materials purchased under the contract, or through purchasing their own materials. As such, both of these promises are considered capable of being distinct.

QualTek further determined that its promises to transfer the materials and to provide the construction services are each separately identifiable in accordance with paragraph 606-10-25-19(b). QualTek considered the factors in paragraph 606-10-25-21 in determining that the materials and the construction services are not inputs to a combined item in this contract, as further discussed below:

a) QualTek is not providing a significant integration service. That is, QualTek has promised to deliver the materials and provide construction and installation services; QualTek would be able to fulfill its promise to transfer the materials separately from its promise to subsequently install those materials and has done so in the past. QualTek has not promised to combine the materials and the construction services in a way that would transform them into a combined output.

b) QualTek’s construction services will not significantly customize or significantly modify the equipment and materials.

October 20, 2021 Page 14

c) Although QualTek’s customer can benefit from the construction services only after it has obtained control of the materials, the construction services do not significantly affect the materials because QualTek would be able to, and has in the past, fulfilled its promise to transfer the materials independently of its promise to provide the construction services. Because the materials and the construction services do not each significantly affect the other, they are not highly interdependent or highly interrelated.

On the basis of this assessment, QualTek identified two performance obligations (the sale of materials and construction services) for its input method contracts.

In response to the Staff’s comment, the Company has revised the Amended Proxy Statement to add additional disclosures elaborating on QualTek’s revenue recognition methodology, specifically on the subject of identifying performance obligations and the allocation of transaction price amongst multiple performance obligations. See “Note 1 – Revenue Recognition” on pages F-43 of the Amended Proxy Statement.

Note 5. Accounts Receivable, Net of Allowance, Contract Assets and Liabilities, and Customer Credit Concentration, page F-49

42.           Please disclose the amount of revenue recognized during the reporting period that was included in contract liabilities at the beginning of the period pursuant to ASC 606-10-50- 8b. This comment also applies to your interim financials presented as of April 3, 2021.

Response: In response to the Staff’s comment, the Company has revised the Amended Proxy Statement to add additional disclosure of the amount of revenue recognized during each respective reporting period that was included in contract liabilities at the beginning of the period pursuant to ASC 606-10-50-8b. See “Note 5 – Contract Assets and Liabilities” on pages F-51 and F-69 of the Amendment.

Segments and Related Information, page F-55

43.           We note your references throughout the filing to your Telecom Wireless, Telecom Wireline, Renewable and Recovery Logistics subs-segments. Also, we note you include certain revenue expectations for such sub-segments on pages 159 - 161. As such, please tell us your consideration of providing a similar breakdown in your segment disclosures. Refer to ASC 280-10-50-40.

Response: In response to the Staff’s comment, the Company has revised the Amended Proxy Statement to add revenue by sub-segment. See “Note 10 – Segments and Related Information” on pages F-59 and F-75 of the Amendment.

October 20, 2021 Page 15

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Janeane Ferrari at (212) 407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Gordon Roth Roth CH Acquisition III Co.

Janeane Ferrari, Esq.
Loeb & Loeb LLP

Andrei Sirabionian, Esq.
Loeb & Loeb LLP

Mitchell Nussbaum, Esq.
Loeb & Loeb LLP

Tim Cruickshank, Esq.
Kirkland & Ellis, LLP